2001
Annual Report

PRIORITY
HEALTHCARE CORPORATION

Corporate Profile

Priority Healthcare Corporation is a national specialty pharmacy and distribution company providing specialized pharmaceutical services for patients with chronic diseases or genetic disorders that require high-cost, complex therapies. Through our unique capabilities, we bring together the comprehensive set of integrated professional services required to meet the diverse needs of patients, physicians, clinicians, pharmaceutical and device manufacturers, and payors alike.

Our state-of-the-art, high-capacity specialty pharmacy serves the complex needs of patients throughout the United States by delivering patient-specific medications when and where they are needed, as well as assigning an expert team to each patient to assure individualized care and maximum therapeutic value.

Through Priority-DTM℠, our Disease Treatment Management program, specially trained pharmacists and nurses are available to patients for disease-specific education and clinical support, 24 hours a day, 7 days a week. This nationally recognized program provides a care team consisting of a pharmacist, nurse, and patient care coordinator who work with the patient and physician to ensure therapy efficacy, compliance, and desired positive outcomes.

With our dual focus on excellent service and cost management, we assure that pharmaceuticals and medical supplies are available through our distribution service, when they are needed, for office or clinic administration. Our clinically trained sales and service associates also provide inventory management and product consultation for clinicians in support of lower cost alternate site healthcare settings.

The Priority Healthcare Corporation Community Care Network has pioneered Internet-based web sites for a variety of chronic conditions. We developed interactive educational tools for patients, healthcare providers, and caregivers through our unique neighborhood web sites, enhancing patient therapy adherence and quality of life. We continue to be the leader in e-Health solutions with sites that include: HepatitisNeighborhood, PulmonaryNeighborhood, Cancerneighborhood, and FertilityNeighborhood.

Through our unique set of strategic support services, Priority Healthcare Corporation has established a leadership position in the management of challenges created by the fast-paced and rapidly growing specialty biopharmaceutical market. In the year 2001, we continued to enhance our product and service offerings with the addition of: pain management compounding services; intrathecal preparations; treatment therapy programs for blood disorders; managed Medicaid program support; clinical trial programs in support of bringing biopharmaceutical products to market; and data outcomes reporting.

Mission Statement

Priority Healthcare Corporation provides integrated solutions to the alternate site healthcare market through superior clinical, marketing, and distribution services that enhance the performance of our customers, improve the quality of patient care, demonstrate the highest ethical standards and provide growth for our associates and shareholders.

2001 & Beyond
Partnering for Success

2001 provided unprecedented growth opportunities for Priority Healthcare, as we formed many progressive strategic alliances. Our reputation for personalized care and innovation is attracting the attention of key industry players, resulting in increased client reach and revenue sources.

Freedom Drug

The details of our Freedom Drug acquisition were finalized during 2000 and completed in January 2001. This acquisition of the nation's leading infertility specialty pharmacy is a major milestone—opening new market areas, enhancing the Company's sales and marketing expertise, and strengthening Priority Healthcare's customized dosing and compounding capabilities.

With Medtronic, the world's leading manufacturer of implantable drug delivery systems, Priority Healthcare became the exclusive provider of pharmacy and clinical services for medications delivered through Medtronic's proprietary infusion systems, Synchromed® and Isomed® implantable pumps.

Aventis Behring Choice℠ Created Specially for You

Global leader Aventis Behring chose Priority Healthcare to be a preferred provider to their clients in the bleeding disorders community through their *Aventis Behring Choice* Program.

The Physicians Formulary International acquisition will mean growth in distribution services to ambulatory surgery centers and physician offices.

PHYSICIANS FORMULARY INTERNATIONAL
PHARMACEUTICAL • MEDICAL DISTRIBUTORS

Our AdvancePriority Specialty Rx joint venture with AdvancePCS, the largest provider of health improvement services, is rapidly expanding our patient base.


Florida Trend
Florida's Top 250 Public Companies
FORTUNE
Fortune's 100 Fastest-Growing Companies
BusinessWeek
The Best Performers

INFURX

Our acquisition of InfuRx will enhance our managed care relationships.

Once again we were recognized in the national business media for our continuing success. In a special spring issue, Business Week named Priority Healthcare a Star Performer among Standard & Poor's Small Cap 600 Index. Fortune magazine ranked Priority Healthcare at number 50 among its "Top 100" Fastest-Growing Companies. Florida Trend also took notice, naming Priority Healthcare among its top 250 fastest-growing public companies.

These significant developments over the past 12 months, coupled with the growing recognition of Priority Healthcare's unique role within the industry, are further validation of our innovative business model and the high quality of our services.

2001

Table of Contents:

To Our Shareholders, Associates and Friends

Once again, it is a pleasure to report that your Company experienced another excellent year in 2001, our fourth year as a public company. We continued to be at the forefront of our industry in a number of key areas in the delivery of biopharmaceuticals and disease treatment management systems to patients, physicians and providers. At the same time, our 500+ associates maintained the highest standards of patient care and customer service, enabling us to cultivate new partnership alliances throughout the biotech drug delivery channel.

As the landscape in the healthcare industry continues to change in response to the demands of patients, payors, physicians, and the government, Priority Healthcare is well positioned to turn these challenges into opportunities, building upon our proven operating platform, infrastructure, and financial capabilities. We expect our shareholders, customers, and associates to benefit as we capitalize on these new opportunities and trends in 2002 and beyond. Our vision is to be "the best in the world in moving biopharmaceuticals to the end user."

Financial Strength and Performance

From a financial perspective, 2001 was a year that included a number of challenges as well as opportunities. Unfortunately, many of the challenges were outside of our control and contributed to the slower growth in earnings, especially in the second quarter. These included: FDA delays in the approval of several new drugs; 11 interest rate reductions which reduced our interest income; and a shift from major medical reimbursement to prescription card plans. We also elected to write down the carrying value of certain assets in order to maintain our conservative approach to financial reporting. From the opportunity side, we are pleased with the success of our marketing programs, which led to a 38% sales increase to $805 million for the year, and an even higher 47% in the fourth quarter.

On a comparable basis, before unusual items, 2001 operating earnings increased to $45.2 million from $41.2 million while net earnings increased to $32.0 million from $30.3 million. We are pleased with these results as we invested heavily in strengthening our infrastructure for the future. This resulted in a 57% increase in Selling, General, and Administrative expenses. Although negatively impacting current operating results, we believe these expenditures are necessary to support our new business initiatives.

Although we devoted a significant amount of human and financial resources to building for the future, our financial discipline permitted us to end 2001 with $127 million in cash, no debt, and a return on committed capital of 59%, which we believe is near the top of our industry. In addition, we reduced accounts receivable days outstanding to 43 from 56 in 2000. We also generated $45 million in cash flow from operations, which covered the acquisitions of Freedom Drug, Physicians Formulary International, and InfuRx as well as funding the stock repurchase program.

Building Our Future– Acquisitions, Partnerships, and Strategic Alliances

2001 was a very active year for Priority Healthcare in planning for the future through external development. Utilizing our strong cash position and disciplined acquisition model, we brought three excellent organizations into the Priority Healthcare family during the year. In January, we purchased Freedom Drug, the nation's leading and largest pharmacy provider of infertility medications. Recognizing the opportunity to utilize their market-leading position in infertility as an entrée into other areas of women's healthcare, we moved Freedom Drug into a new 17,000-square-foot, state-of-the-art pharmacy in October. Under the leadership of President Kim Rondeau, R.Ph., a recognized authority in infertility and women's reproductive health, they have exceeded their business plan in every period since joining Priority Healthcare.



In April, we acquired Physician's Formulary International of Phoenix, Arizona. Physician's Formulary International specializes in sales to outpatient surgery centers and is an ideal extension of our strategy to provide a broader array of biopharmaceuticals and related products and services to the alternate site market. Our third acquisition, InfuRx, headquartered in Wilmington, Delaware, focuses on serving patients in managed Medicaid programs in the disease states of respiratory syncytial virus (RSV), hepatitis, and cancer. All of these acquisitions are performing exceptionally well. We are especially pleased that all key management personnel of these companies are still with us providing expertise not only to their respective business units, but also to Priority Healthcare overall.

During 2001, Priority Healthcare also entered into a number of unique business alliances that we believe will provide long-term positive contributions to the company. In February, we announced that we had signed an exclusive pharmacy services agreement with Medtronic, the world's leading manufacturer of implantable delivery systems. Priority Healthcare was selected to develop, with Medtronic, a pain management program for patients receiving site-specific drug therapy through Medtronic's SynchroMed® and IsoMed® infusion systems. Also in February, we signed an agreement with Aventis Behring as one of only two specialty pharmacies selected to participate in the *Aventis Behring Choice* program for hemophilia products. Aventis Behring has a strong reputation within the hemophilia community and our agreement with them represents an outstanding catalyst for us to enter the hemophilia marketplace. Although there was a supply issue throughout the market in most of 2001, we are optimistic that we will be able to develop this opportunity in 2002 and build a significant market position.

In June, we announced a strategic joint venture with AdvancePCS, the nation's largest pharmacy benefit manager, representing more than 75 million individuals. The joint venture, AdvancePriority SpecialtyRx, will provide specialty pharmacy services to AdvancePCS clients and their members. The joint venture is building a new facility in Lake Mary, Florida to provide clinical services and pharmacy distribution to AdvancePCS members. All of these agreements are consistent with our commitment to develop strategic alliances with industry leading companies involved in

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specialty pharmaceuticals that can utilize our nationwide pharmacy, disease treatment management and distribution capabilities. We believe these alliances will become a key component of our future growth strategy.

New Opportunities

We are excited to enter 2002 as a major participant in new product launches that offer excellent opportunities for growth in new areas for our company. We have been selected by Berlex as the exclusive pharmacy provider for their Betaseron Home Express℠ for patients suffering from multiple sclerosis. In addition, we are the lead pharmacy for InterMune's Actimmune®, which currently is being used for several pulmonary conditions. We are also encouraged that the long-anticipated approval of United Therapeutic's product Remodulin®, for pulmonary hypertension, will be available in the summer and the trial patients that we have been managing will convert to the commercial product. We are one of only two pharmacies that will have access to this important product. There are a number of additional initiatives in various stages of discussion, which we believe will also add to our product, patient, and service capabilities.

Operations

Not unlike the past two years, 2001 was a year of strategic expansion. We again enlarged upon our physical facilities by adding more than 10,000 square feet to our Lake Mary headquarters. In addition to opening the new Freedom Drug center in Byfield, Massachusetts, construction began on the AdvancePriority SpecialtyRx facility. We consolidated Physicians Formulary's Phoenix, Arizona distribution center into Priority Healthcare's exiting facilities in Reno, Nevada and Columbus, Ohio. The sales and marketing team was relocated to our new sales offices in Scottsdale, Arizona. During the past year we made a significant investment in developing and expanding our management expertise.

At the very senior level, Bob Myers assumed the role of Chairman of the Executive Committee in addition to his role as Vice Chairman of the Board. Bob will be working with Bill Bindley in exploring and developing strategic initiatives to build on the expanded capabilities of Priority Healthcare. Steve Cosler moved into the Chief Executive Officer position, succeeding Bob. Over the past few years, Steve has been transitioning into the CEO slot by performing many of the operating functions. He has earned tremendous respect from his fellow associates at Priority Healthcare, as well as suppliers, customers, and business partners.

Don Perfetto was promoted to the position of Chief Operating Officer to lead the operations team as we embark on a number of new initiatives. Don came to Priority Healthcare as the Chief Operating Officer of a medical products distributor and has been intimately involved in operations over the past year. Steve Saft was promoted to Chief Financial Officer to replace Don Perfetto. Steve joined Priority Healthcare in 2001 as Vice President of Finance and brings a strong background in accounting and finance. He was a Senior Manager in the healthcare and life science practice for a major accounting firm as well as being the manager on the Priority Healthcare account for our outside auditors.

Adding strength to our administrative and legal areas, Rebecca Shanahan, a former member of the Priority Healthcare Board of Directors, joined the company as Executive Vice President of Administration and General Counsel. She has an extensive background in healthcare administration and legal affairs. She will be responsible for human resources, corporate governance, and legal affairs, including corporate ethics and compliance. We are proud of the fact that all of the key management professionals who were in place at the time of our initial public offering in 1997 are still active in key positions. In addition, over the last two years we have added a number of talented individuals through acquisitions and direct hires. The majority of these talented new professionals bring strong backgrounds and expertise in new complex biopharmaceutical therapies and disease treatment management programs. We are convinced that our investment in continuing to grow our management team with the highest quality professionals will maintain our tradition of having one of the strongest teams in the industry. We feel that we now have real "super stars" in every game-winning position.

2001 & Beyond

As we look to the future, we are extremely optimistic. The alternate site and the specialty pharmacy markets continue to grow faster than the overall pharmaceutical market. The new product pipeline continues to have products in development that lend themselves to disease treatment programs that are the cornerstone of Priority Healthcare. We have the advantage of being one of the first companies in this key pharmaceutical segment. Finally, we believe that we have the leadership, infrastructure, and financial strength necessary to expand our leading position in our existing markets and maintain our first-mover position as new markets evolve.

To our shareholders, we thank you for the trust and support you have placed in Priority Healthcare. We look forward to increasing the value of your investment and remain committed to meeting the ongoing challenges of this rapidly changing healthcare environment.



Steve Cosler
President & Chief Executive Officer

William E. Bindley
Chairman

Robert L. Myers
Vice Chairman

Making
Making Inroads in Personalized Care



The road we have built, and continue to build, is purposeful and strategic. It is a road that did not exist before. A road we are building one client, one service, one clinical study, one treatment, and one delivery at a time. It is an infrastructure built to last, and although it serves the needs of many participants–patients, physicians, payors, and manufacturers–it is paved with personalized care, so that every client who travels along its path learns that Priority Healthcare Corporation is more than a company. It is a better way to both deliver and obtain treatment, support, service, education, information, and marketing. It is the way of the future. It is the road of success.


PRIORITY

"The journey of a thousand

The Patient

Every day individuals are diagnosed with serious chronic conditions such as: hepatitis; multiple-sclerosis; cancer; hemophilia; and pulmonary hypertension, just to name a few. Once diagnosed, these patients are then faced with some daunting challenges. They must learn how to live with their disease while trying to maintain as much quality of life as possible. They must learn all about their disease and the treatments for it. They must find out what treatment options are covered by their health insurance, the choices they have, and which choices are best for them. They will also face the physical and emotional



challenges that will result from their treatments as well as the possible side effects they may encounter and should watch for. Through its streamlined approach, Priority Healthcare provides the expert clinical and administrative support each patient will need all along the way.

Referral

Once a patient is diagnosed with a disease that will require ongoing therapeutic treatments, their physician or physician's office staff will make the call to refer them to Priority Healthcare's Specialty Pharmacy services. Sometimes the patient will self-refer, and a client service representative will contact their physician to obtain the prescription and confirm their participation. All prescriptions are faxed to a convenient central number and the prescription is then reviewed and approved by a registered pharmacist. The customer service representative contacts the physician office and patient (with physician approval) to confirm and explain benefits and to review Priority Healthcare's process and patient support system.



Intake

All patients are provided complete drug information, both oral and written. The intake nursing department begins this process prior to initiating therapy. Proper storing, handling, and disposal of medication is reviewed along with proper dosing and administration. In addition, side effects and disease treatment management services are also discussed. Our expertly trained service representatives can check the status of a patient's prescription in our internal tracking system throughout the process.

Pharmacy

A registered pharmacist will fill or refill the prescription, which will automatically generate the necessary labels, compounding record, and packing slips. All components are verified for accuracy and special instructions may be written on a compounding record. Pharmacists and technicians follow a strict process of verification, double-checking, and re-verification to ensure that medications, dosages, names, labels, and dates are correct. The tracking methods and monitoring of individual accuracy are performed as part of the continuous performance improvement plan. It is our policy that orders are turned around

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miles begins with one step." - *Lao-tzu*

within 24 hours. Throughout the year, Priority Healthcare clinical staff members attend and participate in comprehensive educational symposia, as well as attending ongoing in-services associated with new products or services.





Compounding - Priority Healthcare provides compounding of products as well as special mixing for individual treatments. Pharmaceuticals are compounded following the manufacturer's approved labeling and are individually prepared according to each patient's prescription. When appropriate, treatments are prepared in dose-specific units. Ready-to-inject syringes are prepared in a sterile environment, under laminar flow hoods in a clean room that meets class 1000 standards.



Customer Support

Priority Healthcare's service team differentiates Priority Healthcare from all other specialty pharmacies. They provide the initial contact for both the physician office and patient. At the beginning of service, patients are instructed on how to contact clinical specialists 24 hours a day, seven days a week, with the ability to speak with a pharmacist at any time. Also, upon initial admission and at each subsequent refill, patients are offered the opportunity to speak with a pharmacist. Priority Healthcare's service representatives include personnel who are fluent in a variety of languages. Clinical nursing specialists help the patient with self-administration of disease treatment therapies, offer education, and discuss possible side effects, as well as answering patient questions and concerns.

In order to track patient satisfaction we routinely send survey forms to 100% of new patients upon intake. We survey all patients again at periodic intervals appropriate to the therapies we are supporting.

Delivery



The patient care coordinators confirm all delivery details with the patient prior to shipping. Medication is always delivered into the hands of the patient or their representative, and never left at the door.

Reimbursement

In addition to extensive knowledge of managed care plans and third party payors, Priority Healthcare's reimbursement specialists are clinically trained in disease-specific drug therapies. Billing and coding experts ensure that claims are completed and filed in a timely manner, including all supporting documentation that helps to expedite the claims and reimbursement processes. Priority Healthcare's reimbursement team members provide practical expertise in helping patients understand and navigate complicated insurance company rules and procedures.

Internet Initiatives

Priority Healthcare has been a pioneer in the development of online disease-specific communities as an extension of its patient, payor, and physician support. The prototype, HepatitisNeighborhood.com, was launched in May of 1999 and is used by 35,000 registered members. Designed with similar layouts, our online neighborhoods introduced in 2001 – CancerNeighborhood.com, FertilityNeighborhood.com, and PulmonaryNeighborhood.com – feature virtual buildings and centers where patients and others can visit 24 hours a day, seven days a week to get information, education, multimedia presentations, news, and interactive chat forums. Through these interactive venues, physicians and pharmacy experts are able to advise patients on their choice of treatment options as well as assisting them with the challenges, lifestyle changes, treatments, and other issues surrounding chronic disease states.


Hepatitis Neighborhood

Hepatitis Neighborhood

Distribution



In addition to its specialty pharmacy services, Priority Healthcare provides distribution services to physician offices, small and large clinics, and outpatient surgery centers.

We have pioneered effective streamlined processes to assist the physician and his or her office staff in the clinical management of complex biotherapies for their chronic disease patients. With just one phone call to Priority Healthcare, physicians can get next-day service on most pharmaceuticals and second-day delivery on supplies for their practices.

Our Quik-Dose® program employs the latest billing, shipping, inventory tracking, and database technology to enable physicians to take advantage of automated ordering and information processing—freeing their office staff from time-consuming paperwork.

Office and clinic-based physicians are the prime users of our distribution services. These physicians work in specialty areas treating chronic disease patients, and regularly order high-dollar-value pharmaceuticals. We provide the physician an opportunity to order custom packages—only the medications they need, when they need it.

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The Journey Continues...

The processes we have pioneered provide the quickest, most efficient road today for healthcare providers and recipients to follow. By virtue of our commitment to deliver integrated solutions to the alternate site healthcare market, Priority Healthcare has created a new brand of customer service. Clinically informed, personal, and proactive, it is revolutionizing our industry while enhancing the quality of life for millions of chronic disease patients.

Customer Care–Our First Priority

Our company's success is built on customer care and service. In our customers' own words, we are making a difference:

"I was so excited to be able to get the new combination therapy to treat my Hepatitis C. Finally I was going to be able to do something that had a great chance of putting my disease into remission. But when I went to my local retail pharmacy, they were very negative and told me they didn't know if they could even get the medication for me. They told me they couldn't get hold of my insurance company and I would have to contact them. I was devastated. I had been their customer for years and I felt they just abandoned me. Then, a nurse at my doctor's office suggested Priority Healthcare. I called them and they immediately just took over. They called to tell me they had contacted my insurance and the medicine would be delivered the next day. And Kathie, my case manager, I cannot say enough good things about her. She was like a friend reaching her hand out to me. She even called the night the medication was delivered to see how I had done and she called the next day to ask how I was feeling, then a week later too. When you are living with a disease that is trying to kill you every day, it is so nice to have Priority Healthcare to take care of all the details and make sure I get the lifesaving medicine I need. They seem to care so much about customer satisfaction. I don't know who's at the top at Priority Healthcare, but they're doing something right."

Palm Harbor, Florida,
Priority Healthcare patient since 2001



"We used to get all of our supplies through Chandler Regional, the local hospital, but when our practice split with their system, we had to find another way to get them. I do the ordering for our practice, which includes two family physicians, and I've found Priority Healthcare to be very responsive. I can call them in the morning before 10 and have the meds by noon the next day. In fact, I haven't had one problem since we began using them almost a year ago. My account rep, Debbie, is excellent. She knows our account number...she even knows my voice when I call!"

Becky Curry
Medical Assistant – Gilbert Family Care, Gilbert, Arizona
Priority Healthcare customer since 2001



"Before I found Priority Healthcare, I had to get my medication through my retail pharmacy which was very inconvenient because I had to special order a few days in advance. My other alternative was the local hospital pharmacy, but I had to drive so far out of my way to get it. Plus, I would have to fill my own syringe and, each time, that drawn-out process just added to the mental anguish of having a rare blood disorder. Priority Healthcare is great. My medication comes in a pre-filled syringe. All I have to do is take it out of the fridge and inject it. And they're so organized. I call and the medication gets shipped for overnight delivery. It's really nice to have it arrive at my front door or at work. And I like the packaging because it's very low-key. It doesn't say Priority Healthcare. In fact, it almost looks like health food, in a way. When the shipment comes, I simply sign for it. It's very convenient. Priority Healthcare has taken the hassle out of the whole process."

Nancy Davidson
Costa Mesa, California
Priority Healthcare patient since 1996

"We've been using Priority Healthcare from the very beginning. We get all of our supplies—drugs, equipment, instruments, and office supplies—from Priority Healthcare. In fact, several years ago we tried another company that was offering a credit incentive tied to the amount of our order. What a fiasco that was! The orders weren't on time, and when they did arrive they were wrong. It just didn't work at all. I've never had that problem with Priority Healthcare. Occasionally my regular rep gets promoted and I have to work with someone new. But it's always been a smooth transition because the system is so efficient. The new rep just looks up our history to know what we order and get a feel for our ongoing needs. This is important, because I call about once a week and I don't have time to go into detailed explanations. I really feel there is a rapport with Priority Healthcare because of the people. When we first started with them, Ron was our rep. He was extremely helpful. In fact, he initially helped us set up the office years ago. And today, even though he was promoted long ago and he's no longer our rep, whenever I call on Ron he's still there for us. We get companies calling us all the time wanting to be our supplier but why would we ever change?"

Joann Algeo, RN, Michael R. Alper, MD
Internal Medicine – Livermore, California
Priority Healthcare customer since 1994

2001 Financial Report

In keeping with its sound track record of financial accountability to its partners and shareholders, Priority Healthcare made strategic moves in 2001 to enhance the Company's value and increase its earnings growth potential. Despite a year of economic unrest, we continued to show strong financial growth while maintaining a low cost structure.

Table of contents




2001



This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this report.

Introduction

We were formed in June 1994 to succeed to the business operations of companies previously acquired by Bindley Western Industries, Inc. ("BWI"), as described below. From our formation through our initial public offering, or IPO, on October 24, 1997, we operated as a wholly owned subsidiary of BWI, and procured a number of services from, and engaged in a number of financial and other transactions with, BWI. After the IPO, we continued to be controlled by BWI, but operated on a stand-alone basis. On December 31, 1998, BWI distributed to the holders of BWI common stock on December 15, 1998 all of the shares of our Class A Common Stock owned by BWI, making Priority Healthcare Corporation a stand-alone public company. Accordingly, since the IPO we have incurred and will continue to incur incremental recurring legal, audit, risk management and administrative costs related to operating as a stand-alone entity that we did not experience as a wholly owned subsidiary of BWI. The financial information included in this Annual Report prior to 1999 is not necessarily indicative of our future results of operations, financial position and cash flows as a stand-alone public company.

We provide specialty pharmaceuticals and related medical supplies, as well as disease treatment services, to patients, office-based physicians, outpatient renal dialysis centers and homecare markets. Our operations are derived from the acquisition by BWI of substantially all of the assets of Charise Charles, Ltd., Inc. ("Charise Charles"), a specialty wholesale distributor of oncology and renal care biopharmaceuticals, in February 1993 and of PRN Medical, Inc. ("PRN"), a specialty wholesale distributor of renal care supplies and dialysis equipment, in October 1993. We subsequently acquired 3C Medical, Inc. ("3C"), a specialty distributor of acute dialysis products, in October 1994 and IV-1, Inc., IV-One Services, Inc. and National Pharmacy Providers, Inc., three related companies that provided specialty pharmacy and related healthcare services, in January 1995. Subsequent to that, we acquired substantially all of the assets of Grove Way Pharmacy, Inc. ("Grove Way Pharmacy"), a vaccine and injectable drug distributor, in August 1997, Pharmacy Plus, Ltd. ("Pharmacy Plus"), a specialty pharmacy, in April 1999, Monitors Unlimited, Inc. ("Monitors Unlimited") a distributor in the oral surgery market, in September 1999, three related companies doing business as Freedom Drug ("Freedom Drug"), the nation's leading infertility specialty pharmacy, in January 2001, Physicians Formulary International, Inc. ("Physicians Formulary") a distributor in the outpatient surgery center market, in March 2001, and Chesapeake Infusion LLC, doing business as InfuRx ("InfuRx"), a specialty pharmacy, in October 2001. These acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies are included in our financial statements from their respective dates of acquisition. As a result, period-to-period comparisons of financial position and results of operations are not necessarily meaningful.

The operations of Charise Charles, PRN, 3C, Grove Way Pharmacy, Monitors Unlimited and Physicians Formulary indirectly provide products to patients through oncology practices, renal dialysis centers and other healthcare providers. Effective December 31, 1998, IV-One Services, Inc. and National Pharmacy Providers, Inc. were merged into IV-1, Inc. and the name of the corporation was changed to Priority Healthcare Pharmacy, Inc. The operations of Priority Healthcare Pharmacy, Inc., Pharmacy Plus, Freedom Drug and InfuRx provide products and services directly to patients. Historically, the operations that provide products and services directly to patients have generated substantially higher margins than the operations that indirectly provide products to patients. We typically are reimbursed for products and services provided directly to patients by third-party payors, primarily private insurers and managed care organizations. Sales derived from agreements with managed care organizations generally are made pursuant to established rates negotiated periodically. We typically are reimbursed for products provided indirectly to patients by oncology practices, renal dialysis centers and other healthcare providers, and pricing is negotiated directly with the providers.

In June 2001, we entered into an agreement to form a joint venture with AdvancePCS to provide specialty pharmacy services to AdvancePCS' clients and their members. The joint venture is named AdvancePriority SpecialtyRx. AdvancePCS owns 51% of the venture and we own 49%.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition - Revenues are recognized when products are shipped to unaffiliated customers with appropriate provisions recorded for estimated discounts and contractual allowances. Discounts and contractual allowances are estimated based on historical collections. Any differences between our estimates and actual collections are reflected in operations in the year payment is received.

Receivables - Receivables are presented net of the allowance for doubtful accounts and contractual allowances. Receivables include trade and patient account receivables and the current portion of trade receivables that have been converted to note receivables. We regularly review the adequacy of these allowances after considering the age of each outstanding receivable and the collection history.

Results of Operations

2001 Compared to 2000

Net Sales. Net sales increased to $805.1 million in 2001 from $584.7 million in 2000, an increase of 38%. The growth primarily reflected the addition of new customers, new product introductions, additional sales to existing customers, the acquisitions of Freedom Drug, Physicians Formulary and InfuRx and inflationary price increases. The net sales attributed to the acquisitions of Freedom Drug, Physicians Formulary and InfuRx in 2001 represented approximately 13% of the total net sales in 2001.

Gross Profit. Gross profit increased to $92.1 million in 2001 from $70.3 million in 2000, an increase of 31%. The increase in gross profit reflected increased sales and the acquisitions of Freedom Drug, Physicians Formulary and InfuRx. Gross profit as a percentage of net sales decreased in 2001 to 11.4% from 12.0% in 2000. This decrease was primarily attributed to changing payor reimbursement patterns, as the use of Prescription Benefit Management ("PBM") Plans increased and reimbursement from Major Medical Plans for certain prescribed drugs decreased, and the change in sales mix, as lower margin products experienced increased sales. Competition continues to exert pressure on margins.

Selling, General and Administrative Expense. Selling, general and administrative, or SGA, expense increased to $48.3 million in 2001 from $31.3 million in 2000, an increase of 54%. SGA expense as a percentage of net sales increased to 6.0% in 2001 from 5.4% in 2000. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management. The increase in SGA expense reflected the growth in our business, bad debt charges, start up costs related to new business relationships with drug manufacturers, and the acquisitions of Freedom Drug, Physicians Formulary and InfuRx. The increase in SGA expense as a percentage of net sales resulted from bad debt charges, start-up costs related to new business relationships with drug manufacturers and increased cost attributable to providing more clinically oriented services.

Depreciation and Amortization. Depreciation and amortization, or D&A, increased to $3.4 million in 2001 from $1.3 million in 2000, an increase of 155%. The increase in D&A was primarily the result of an increase in the amortization of intangible assets due to the acquisitions of Freedom Drug and Physicians Formulary of $1.4 million and incremental depreciation on new computer hardware and software, furniture and equipment, transportation equipment, telephone equipment and leasehold improvements.

Impairment of Investment. The impairment of investment charge of $2.0 million in 2001 resulted from writing off our external internet investment in Cytura Corporation. Management considers continuing operating losses and significant changes in the technology industry to be its primary indicators of potential impairment. Fair market value was estimated based on valuations derived from recent sales of equity interests in Cytura.

Interest Income. Interest income, decreased to $6.0 million in 2001 from $6.9 million in 2000, a decrease of 14%. In 2001 we earned 4.67% on an average invested balance of $127.8 million. In 2000 we earned 6.58% on an average invested balance of $105.1 million. The decrease was primarily due to the 11 short-term interest rate cuts during 2001. In 2001 and 2000 the interest income was primarily related to amounts earned by investing cash and funds received from operations, the secondary public offering of our Class B Common Stock and stock option exercises in overnight repurchase agreements with major financial institutions and in marketable securities.

Income Taxes. The provision for income taxes in 2001 and 2000 represented 37.5% and 37.0%, respectively, of earnings before income taxes. During 2001, our state income taxes increased because of the acquisitions we made during the year and our presence in additional states.

2000 Compared to 1999

Net Sales. Net sales increased to $584.7 million in 2000 from $427.9 million in 1999, an increase of 37%. The growth reflected primarily the addition of new customers, new product introductions, additional sales to existing customers, the acquisitions of Pharmacy Plus and Monitors Unlimited and inflationary price increases.

Gross Profit. Gross profit increased to $70.3 million in 2000 from $52.6 million in 1999, an increase of 34%. The increase in gross profit reflected increased sales and the acquisitions of Pharmacy Plus and Monitors Unlimited. Gross profit as a percentage of net sales decreased in 2000 to 12.0% from 12.3% in 1999. This decrease was primarily attributable to the change in sales mix, as lower margin products experienced increased sales. Competition continued to exert pressure on margins.

Selling, General and Administrative Expense. Selling, general and administrative, or SGA, expense increased to $31.3 million in 2000 from $21.2 million in 1999, an increase of 48%. SGA expense as a percentage of net sales increased to 5.4% in 2000 from 5.0% in 1999. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management. The increase in SGA expense reflected the growth in our business, the acquisitions of

Pharmacy Plus and Monitors Unlimited and a charge for the write-off of certain receivables. The increase in SGA expense as a percentage of net sales resulted from the charge for the write-off of certain receivables.

Depreciation and Amortization. Depreciation and amortization, or D&A, was $1.3 million in both 2000 and 1999.

Interest Income. Interest income, increased to $6.9 million in 2000 from $3.4 million in 1999, an increase of 102%. In 2000, the interest income was primarily related to amounts earned by investing cash and funds received from operations, the secondary public offering of our Class B Common Stock and stock option exercises in overnight repurchase agreements with major financial institutions and in marketable securities. In 1999, interest income of $2.8 million was primarily related to amounts earned by investing cash and funds received from the secondary public offering of our Class B Common Stock in overnight repurchase agreements with major financial institutions and in marketable securities, and interest income of $662,000 was related to loaning funds to BWI. The interest income on the loans to BWI was calculated by applying BWI's average incremental borrowing rate, which was 5.4% for 1999, to the average outstanding balances. During 1999 the average outstanding loans to BWI were $12.3 million.

Income Taxes. The provision for income taxes in 2000 and 1999 represented 37.0% and 38.3%, respectively, of earnings before taxes. During 2000, we implemented selected tax strategies which reduced our effective tax rate.

Liquidity and Capital Resources

Our principal capital requirements have been to fund working capital needs to support internal growth, for acquisitions and for capital expenditures. Our principal working capital needs are for inventory and accounts receivable. Management controls inventory levels in order to minimize carrying costs and maximize purchasing opportunities. We sell inventory to our customers on various payment terms. This requires significant working capital to finance inventory purchases and entails accounts receivable exposure in the event any of our major customers encounter financial difficulties. Although we monitor closely the creditworthiness of our major customers, there can be no assurance that we will not incur some collection loss on major customer accounts receivable in the future.

We had cash and cash equivalents of $32.8 million, marketable securities of $94.2 million and working capital of $188.7 million at December 29, 2001. We believe that the cash and cash equivalents, marketable securities, working capital and cash from operations will be sufficient to meet our working capital needs for at least two years.

Net Cash Provided by Operating Activities. Our operations generated $45.5 million in cash during 2001. Receivables, net of acquisitions, increased $14.9 million, primarily to support the increase in sales and the extension of credit terms to meet competitive conditions. Finished goods inventory, net of acquisitions, increased $22.4 million, primarily due to new product introductions, to support the increase in sales and to take advantage of some purchasing opportunities. The $27.7 million increase in accounts payable, net of acquisitions, partially reduced the cash requirements for receivables and finished goods inventory; this increase was attributable to the increase in inventory, the timing of payments and the credit terms negotiated with vendors. Other current assets and liabilities, net of acquisitions, increased cash by $5.6 million, primarily due to income taxes payable. We anticipate that our operations may require cash to fund our growth. During 2001, D&A totaled $3.4 million, provision for doubtful accounts totaled $4.9 million and impairment of investment totaled $2.0 million.

We also increased cash by $9.6 million due to the tax benefit related to stock option exercises during 2001.

Net Cash Used by Investing Activities. In 2001, we purchased $15.6 million of marketable securities in order to take advantage of higher interest rates related to longer term investments. In 2001, we purchased $7.4 million of fixed assets, primarily pharmacy system software, internet software, computer hardware and software, furniture and equipment and leasehold improvements. The leasehold improvements related to relocating our infertility specialty pharmacy in Massachusetts and our sales office in Arizona. We expect that capital expenditures during 2002 will be approximately $6.0 million. We anticipate that these expenditures will relate primarily to the purchase of pharmacy system software, computer hardware and software, telecommunications equipment and furniture, and equipment. In 2001, other assets increased $7.5 million due to a deposit we made with a major supplier to generate better pricing. Also during 2001, we used $36.6 million to purchase Freedom Drug, an infertility specialty pharmacy, Physicians Formulary, a national distributor of biopharmaceuticals specializing in the outpatient surgery center market, and InfuRx, a specialty pharmacy.

Net Cash Provided by Financing Activities. During 2001, we received proceeds of $8.4 million from stock option exercises and we purchased treasury stock for $4.0 million. We purchased the treasury stock because we thought it was an attractive investment. We are authorized to purchase another 2,846,500 shares of treasury stock until July 2002.

Inflation

Our financial statements are prepared on the basis of historical costs and are not intended to reflect changes in the relative purchasing power of the dollar. Because of our ability to take advantage of forward purchasing opportunities, we believe that our gross profits generally increase as a result of manufacturers' price increases in the products we distribute. Gross profits may decline if the rate of price increases by manufacturers declines. Generally, price increases are passed through to customers as we receive them and therefore they reduce the negative effect of inflation. Other non-inventory cost increases, such as payroll, supplies and services, have been partially offset during the past three years by increased volume and productivity.

New Accounting Pronouncements

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and indefinite-lived intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 were adopted by the Company on December 30, 2001. We expect the adoption of these accounting standards will have the impact of reducing our amortization of goodwill and intangibles expense by approximately

$1.8 million annually commencing December 30, 2001; however, impairment reviews may result in future periodic write-downs.

Forward-Looking Statements

Certain statements included in this annual report, which are not historical facts, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs and involve certain risks and uncertainties including, but not limited to, changes in interest rates, competitive pressures, changes in customer mix, changes in third party reimbursement rates, financial stability of major customers, changes in government regulations or the interpretation of these regulations, changes in supplier relationships, growth opportunities, cost savings, revenue enhancements, synergies and other benefits anticipated from acquisition transactions, difficulties related to integrating acquired businesses, the accounting and tax treatment of acquisitions, and asserted and unasserted claims, which could cause actual results to differ from those in the forward-looking statements. The forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date herein.

Market Risk

Our primary exposure to market risk consists of a decline in the market value of our investments in marketable debt securities as a result of potential changes in interest rates. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates on securities included in our portfolio, and given the short term maturities of all of our investments in interest-sensitive securities, this hypothetical fair value was not materially different from the period end carrying value.

Management's Responsibility for Financial Reporting

The management of Priority Healthcare Corporation is responsible for the integrity and accuracy of the financial statements appearing in this Annual Report. The consolidated financial statements were prepared by management in conformity with accounting principles generally accepted in the United States of America, applied on a consistent basis, and include amounts that are based on the most accurate information currently available to Priority Healthcare Corporation. The consolidated financial statements have been audited by the accounting firm of PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the fairness of Priority Healthcare Corporation's financial statements.

Priority Healthcare Corporation maintains a system of internal accounting control to provide reasonable assurance that transactions are recorded in accordance with our policies and that the financial information is reliable.

The Board of Directors of Priority Healthcare Corporation, acting through Priority Healthcare Corporation's Audit Committee, reviews and monitors Priority Healthcare Corporation's accounting, auditing, internal control and financial reporting matters. The Audit Committee meets periodically with management and the independent auditors, who have free access to the Audit Committee.

Steven D. Cosler
President and Chief Executive Officer

Stephen M. Saft
Chief Financial Officer and Treasurer

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of Priority Healthcare Corporation,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Priority Healthcare Corporation and its subsidiaries (the "Company") at December 30, 2000 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orlando, Florida
February 15, 2002

(000's omitted, except share data)	Years ended December 31, 1999	December 30, 2000	December 29, 2001
Net sales	$ 427,887	$ 584,657	$ 805,120
Cost of products sold	375,263	514,360	712,971
Gross profit	52,624	70,297	92,149
Selling, general and administrative expense	21,228	31,313	48,349
Depreciation and amortization	1,290	1,335	3,400
Earnings from operations	30,106	37,649	40,400
Impairment of investment	–	–	2,019
Interest income	(3,432)	(6,920)	(5,972)
Earnings before income taxes	33,538	44,569	44,353
Provision for income taxes:			
Current	13,615	17,708	15,135
Deferred	(771)	(1,218)	1,498
	12,844	16,490	16,633
Net earnings	$ 20,694	$ 28,079	$ 27,720
Earnings per share:			
Basic	$ .51	$ .66	$ .64
Diluted	$ .50	$ .65	$ .62
Weighted average shares outstanding:			
Basic	40,503,406	42,254,841	43,542,518
Diluted	41,535,642	43,096,956	44,555,586

See accompanying notes to consolidated financial statements.

(000's omitted, except share data)	December 30, 2000	December 29, 2001
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 50,057	$ 32,758
Marketable securities	78,570	94,166
Receivables, less allowance for doubtful accounts of $2,954 and $3,239, respectively	99,305	118,342
Finished goods inventory	48,839	74,058
Deferred income taxes	2,668	2,165
Other current assets	1,783	8,145
	281,222	329,634
Fixed assets, net	3,952	9,828
Deferred income taxes	273	–
Other assets	2,019	–
Intangibles, net	9,635	56,554
Total assets	$ 297,101	$ 396,016
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 77,257	$ 116,148
Other current liabilities	9,241	24,806
	86,498	140,954
Deferred income taxes	–	722
Commitments and contingencies (notes 11 and 13)		
Shareholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, none issued and outstanding	–	–
Common stock		
Class A, $0.01 par value, 55,000,000 shares authorized, 8,123,867 and 7,211,815 issued and outstanding, respectively	81	72
Class B, $0.01 par value, 180,000,000 shares authorized, 37,272,375 and 38,185,503 issued, respectively	373	382
Additional paid in capital	174,279	182,818
Retained earnings	65,767	93,487
	240,500	276,759
Less: Class B Common stock in treasury (at cost), 2,548,273 and 1,739,474 shares, respectively	(29,897)	(22,419)
Total shareholders' equity	210,603	254,340
Total liabilities and shareholders' equity	$ 297,101	$ 396,016

See accompanying notes to consolidated financial statements.

(000's omitted)	Years ended December 31, 1999	December 30, 2000	December 29, 2001
Cash flow from operating activities:			
Net earnings	$ 20,694	$ 28,079	$ 27,720
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,290	1,335	3,400
Provision for doubtful accounts	1,655	5,610	4,920
Tax benefit from stock option exercises	834	12,660	9,601
Impairment of investment	–	–	2,019
Loss on disposal of fixed assets	280	38	208
Compensation expense on stock grants	30	30	30
Deferred income taxes	(771)	(1,218)	1,498
Change in assets and liabilities, net of acquisitions:			
Receivables	(33,499)	(16,122)	(14,900)
Finished goods inventory	(6,004)	(17,919)	(22,350)
Accounts payable	19,944	23,360	27,677
Other current assets and liabilities	196	4,118	5,645
Net cash provided by operating activities	4,649	39,971	45,468
Cash flow from investing activities:			
Purchase, net of sales, of marketable securities	(56,795)	(21,775)	(15,596)
Purchase of fixed assets	(1,609)	(2,276)	(7,446)
Proceeds from sale of fixed assets	47	–	–
Increase in other assets	(469)	(1,550)	(7,500)
Acquisition of businesses, net of cash acquired	(4,536)	–	(36,611)
Net cash used in investing activities	(63,362)	(25,601)	(67,153)
Cash flow from financing activities:			
Net change in amounts due to/from BWI	16,517	–	–
Proceeds from stock option exercises	1,271	11,309	8,425
Payments for purchase of treasury stock	(30,336)	(436)	(4,039)
Proceeds from secondary stock offering, net	96,073	–	–
Net cash provided by financing activities	83,525	10,873	4,386
Net increase (decrease) in cash	24,812	25,243	(17,299)
Cash and cash equivalents at beginning of period	2	24,814	50,057
Cash and cash equivalents at end of period	$ 24,814	$ 50,057	$ 32,758
Supplemental cash flow information:			
Income taxes paid	$ 14,085	$ 754	$ 4,466
Supplemental non-cash investing and financing activities:			
Acquisition liabilities	$ –	$ –	$ 11,029
Stock issued in connection with acquisition	$ –	$ 354	$ 2,000

See accompanying notes to consolidated financial statements.

	Class A Common Stock		Class B Common Stock						
(000's omitted, except share data)	Shares Outstanding	Amount	Shares Outstanding	Amount	Treasury Shares	Amount	Additional Paid in Capital	Retained Earnings	Shareholders' Equity
Balances at December 31, 1998	30,642,858	$ 307	6,904,428	$ 69	–	$ –	$ 52,671	$ 16,994	$ 70,041
Net earnings								20,694	20,694
Issuance of Class B common stock:									
Secondary public offering			5,980,000	60			96,013		96,073
Stock option exercises									
and related tax benefit			261,120	3			2,102		2,105
Board of Directors' compensation			2,424				30		30
Repurchase of common stock					(2,609,716)	(30,336)			(30,336)
Conversions from Class A	(20,160,014)	(202)	20,136,896	201			1		–
Balances at December 31, 1999	10,482,844	105	33,284,868	333	(2,609,716)	(30,336)	150,817	37,688	158,607
Net earnings								28,079	28,079
Issuance of Class B common stock:									
Stock option exercises									
and related tax benefit			1,627,610	16	65,368	766	23,187		23,969
Board of Directors' compensation			920				30		30
Issuance of common stock in									
connection with acquisition					9,284	109	245		354
Repurchase of common stock					(13,209)	(436)			(436)
Conversions from Class A	(2,358,977)	(24)	2,358,977	24					–
Balances at December 30, 2000	8,123,867	81	37,272,375	373	(2,548,273)	(29,897)	174,279	65,767	210,603
Net earnings								27,720	27,720
Issuance of Class B common stock:									
Stock option exercises and									
related tax benefit					903,776	10,645	7,381		18,026
Board of Directors' compensation			1,076				30		30
Issuance of common stock in									
connection with acquisition					67,636	872	1,128		2,000
Repurchase of common stock					(162,613)	(4,039)			(4,039)
Conversions from Class A	(912,052)	(9)	912,052	9					–
Balances at December 29, 2001	7,211,815	$ 72	38,185,503	$ 382	(1,739,474)	$ (22,419)	$ 182,818	$ 93,487	$254,340

See accompanying notes to consolidated financial statements.

Note 1—Significant Accounting Policies

Basis of presentation. Priority Healthcare Corporation (the "Company") was formed by Bindley Western Industries, Inc. ("BWI") on June 23, 1994, as an Indiana corporation to focus on the distribution of products and provision of services to the "alternate site" segment of the healthcare industry. On October 29, 1997, the Company consummated an initial public offering of its Class B Common Stock (the "IPO"). On December 31, 1998, BWI distributed to its common shareholders all of the 30,642,858 shares of the Company's Class A Common Stock then owned by BWI in a spin-off transaction and BWI no longer has any ownership interest in the Company. The Company now operates as a national specialty pharmacy and distributor that provides biopharmaceuticals, complex therapies and related disease treatment programs and services.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. On April 12, 2000, the Company changed its reporting period for the fiscal year from a calendar year ending December 31 to the 52 or 53 week period ending on the Saturday closest to December 31. None of the periods presented represent a 53 week period.

Revenue Recognition. Revenues are recognized when products are shipped to unaffiliated customers with appropriate provisions recorded for estimated discounts and contractual allowances. Discounts and contractual allowances are estimated based on historical collections. Any differences between the estimates and actual collections are reflected in operations in the year payment is received.

Cash and Cash Equivalents. The Company considers all investments with an original maturity of less than 3 months to be a cash equivalent.

Marketable Securities. In accordance with provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified all of its investments in marketable securities as available-for-sale. These investments are stated at their market value, with any material unrealized holding gains or losses, net of tax, included as a component of shareholders' equity until realized. The cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income is included as a component of current earnings.

Receivables. Receivables are presented net of the allowance for doubtful accounts and contractual allowances. Receivables include trade and patient account receivables and the current portion of trade receivables that have been converted to note receivables. The Company regularly reviews the adequacy of these allowances after considering the age of each outstanding receivable and the collection history.

Inventories. Inventories are stated on the basis of lower of cost or market using the first-in, first-out ("FIFO") method.

Fixed Assets. Depreciation is computed on the straight-line method for financial reporting purposes. Accelerated methods are primarily used for income tax purposes. Assets, valued at cost, are generally being depreciated over their estimated useful lives as follows:

	Estimated useful life (years)
Computer hardware and software	5
Furniture and equipment	5
Leasehold improvements	5
Transportation and other equipment	5

In the event facts and circumstances indicate an asset could be impaired, an evaluation of the undiscounted estimated future cash flows from operations is compared to the asset's carrying amount to determine if a write-down is required. At December 30, 2000 and December 29, 2001, management has determined no impairments existed.

Intangibles. The Company continually monitors its cost in excess of net assets acquired (goodwill), covenants not to compete and its other intangibles (customer lists and consulting agreements) to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the expected future cash flows from operations, on an undiscounted basis, of the underlying businesses which gave rise to such amounts. Goodwill is being amortized on the straight-line method, principally over 20 to 40 years. Other intangibles are being amortized on the straight-line method over 4 to 15 years.

New Accounting Pronouncements. In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and indefinite-lived intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 were adopted by the Company on December 30, 2001. The Company expects that the adoption of these accounting standards will have the impact of reducing amortization of goodwill and intangibles expense by approximately $1.8 million annually commencing December 30, 2001; however, impairment reviews may result in future periodic write-downs.

Shipping and Handling Costs. Costs associated with shipping and handling activities are comprised of outbound freight and are included in selling, general and administrative expense. These costs were $2.5 million, $3.3 million and $5.4 million in 1999, 2000 and 2001, respectively.

Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average of Class A and Class B shares outstanding for the period. Diluted earnings per share computations assume outstanding stock options with a dilutive effect on earnings were exercised. These common stock equivalents are added to the weighted average number of shares outstanding in the diluted calculation. A reconciliation of the basic and diluted weighted average shares outstanding is as follows for the years ended December 31, 1999, December 30, 2000 and December 29, 2001:

(In Thousands)	1999	2000	2001
Weighted average number of Class A and Class B Common shares outstanding used as the denominator in the basic earnings per share calculation	40,503	42,255	43,543
Additional shares assuming exercise of dilutive stock options	1,033	842	1,013
Weighted average number of Class A and Class B Common and equivalent shares used as the denominator in the diluted earnings per share calculation	41,536	43,097	44,556

Options to purchase 1.9 million, 0 and 458,000 shares with exercise prices greater than the average market prices of common stock were outstanding at December 31, 1999, December 30, 2000 and December 29, 2001, respectively. These options were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive.

Income Taxes. The Company accounts for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of the Company's assets and liabilities.

Use of Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates made by management. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, marketable securities, receivables, other current assets, accounts payable and other current liabilities approximate their fair market values due to the short-term maturity of these instruments.

Comprehensive Income. Comprehensive income is defined as all changes in shareholders' equity during a period except those resulting from investments by and distributions to shareholders. Comprehensive includes net earnings and other comprehensive income. There were no material elements of other comprehensive income for any of the periods presented.

Prior Year Reclassifications. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Note 2—Related Party Transactions

At December 31, 1998, BWI owed the Company $16.5 million. This amount was due on demand and represented loans of excess cash balances of the Company to BWI on a short-term, interest-bearing basis. The amount was collected during 1999. Interest income attributable to the loans to BWI was $662,000 in 1999. This amount was calculated by applying BWI's average incremental borrowing rate, which was 5.4%, to the average outstanding balances. During 1999, the average outstanding loans to BWI were $12.3 million.

During the year ended December 30, 2000, the Company made a $2.0 million equity investment in an internet content management company, which was carried at cost. During the year ended December 29, 2001, the Company wrote off the investment. Management considers continuing operating losses and significant changes in the technology industry to be its primary indicators of potential impairment. Fair market value was estimated based on valuations derived from recent sales of equity interests in Cytura. During the years ended December 30, 2000 and December 29, 2001, the Company purchased approximately $1.4 million and $66,000 of services from this company, respectively.

Note 3—Acquisitions

On April 12, 1999, the Company completed an acquisition of the majority of the operating assets of Pharmacy Plus, Ltd., a specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Pharmacy Plus, Ltd. assets was approximately $3.5 million, which included approximately $450,000 for inventory and fixed assets and resulted in approximately $3.0 million of goodwill. No indebtedness was assumed. The results of operations of Pharmacy Plus, Ltd. prior to the date of acquisition would not have been material to the results of the Company for the year ended December 31, 1999.

On September 2, 1999, the Company completed an acquisition of the majority of the operating assets of Monitors Unlimited, Inc., a distributor in the oral surgery market. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Monitors Unlimited, Inc. assets was approximately $1.4 million, which included approximately $245,000 for inventory and accounts receivable, approximately $95,000 in assumed accounts payable debt, and resulted in approximately $1.2 million of goodwill. The results of operations of Monitors Unlimited, Inc. prior to the date of acquisition would not have been material to the results of the Company for the year ended December 31, 1999.

On January 20, 2001, the Company completed an acquisition of the majority of the operating assets of Freedom Drug, an infertility specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Freedom Drug assets was approximately $30.5 million, which included approximately $8.9 million for cash, inventory, accounts receivable, other current assets and fixed assets, approximately $8.4 million in assumed accounts payable and other current liabilities, and resulted in approximately $23.0 million of goodwill. The results of operations of Freedom Drug prior to the date of acquisition would not have been material to the results of the Company for the periods presented in these financial statements. In addition, if Freedom Drug achieves certain predetermined financial results during the fiscal year ending December 28, 2002, the Company will make additional payments.

On April 2, 2001, the Company completed an acquisition of the majority of the operating assets of Physicians Formulary International, Inc., a national distributor of biopharmaceuticals specializing in the outpatient surgery center market. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Physicians Formulary assets was approximately $19.3 million, which included approximately $4.0 million for inventory, accounts receivable and fixed assets, approximately $2.0 million in assumed accounts payable and other current liabilities, and resulted in approximately $15.8 million of goodwill. The results of operations of Physicians Formulary prior to the date of acquisition would not have been material to the results of the Company for the periods presented in these financial statements.

On October 26, 2001, the Company completed an acquisition of the majority of the operating assets of InfuRx, a specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the InfuRx assets was approximately $11.8 million, which included approximately $1.9 million for inventory, accounts receivable and fixed assets, approximately $1.5 million in assumed accounts payable debt, and resulted in approximately $10.0 million of tax deductible goodwill. The results of operations of InfuRx prior to the date of acquisition would not have been material to the results of the Company for the periods presented in these financial statements. In addition, if InfuRx achieves certain predetermined financial results during the fiscal years ending December 28, 2002 and January 3, 2004, the Company will make additional payments.

On June 18, 2001, the Company entered into an agreement to form a joint venture with AdvancePCS to provide specialty pharmacy services to AdvancePCS' clients and their members. The joint venture is named AdvancePriority SpecialtyRx. AdvancePCS owns 51% of the venture and the Company owns 49%. During the year ended December 29, 2001, the results of operations of the joint venture were not material to the results of the Company.

Note 4—Marketable Securities

Marketable securities are carried on the balance sheet at their market value. Marketable securities at December 30, 2000 and December 29, 2001 consist of the following:

	(In Thousands)	
	2000	2001
Mutual Funds	$ -	$ 2,079
Corporate Bonds	56,282	89,945
Commercial Paper	22,288	2,142
	$ 78,570	$ 94,166

These investments had a fair value of approximately $125.8 million (which includes approximately $47.2 million classified as cash equivalents) and $122.3 million (which includes approximately $28.1 million classified as cash equivalents) at December 30, 2000 and December 29, 2001, respectively. At December 30, 2000 and December 29, 2001, the amortized cost of these investments approximated their market value. There were no gross realized gains or losses on sales of available-for-sale securities in 2000 or 2001. All available-for-sale securities are due in one year or less.

Note 5—Fixed Assets

Fixed assets at December 30, 2000 and December 29, 2001 consist of the following:

	(In Thousands)	
	2000	2001
Computer hardware and software	$ 2,696	$ 5,012
Furniture and equipment	2,134	3,359
Leasehold improvements	331	1,093
Transportation equipment	550	647
	5,711	10,111
Less: accumulated depreciation	(1,759)	(2,334)
	3,952	7,777
Construction in progress	–	2,051
	$ 3,952	$ 9,828

Depreciation expense was $587,000, $848,000 and $1.5 million for the years ended December 31, 1999, December 30, 2000 and December 29, 2001, respectively.

Note 6—Intangibles

Intangibles at December 30, 2000 and December 29, 2001 consist of the following:

	(In Thousands)	
	2000	2001
Goodwill	$ 10,265	$ 59,081
Accumulated amortization	(1,401)	(3,179)
Goodwill, net	8,864	55,902
Other	1,639	1,539
Accumulated amortization	(868)	(887)
Other, net	771	652
Intangibles, net	$ 9,635	$ 56,554

Amortization expense was $703,000, $487,000 and $1.9 million for the years ended December 31, 1999, December 30, 2000 and December 29, 2001, respectively.

Note 7—Income Taxes

The provision for income taxes includes state income taxes of $1.5 million, $1.4 million and $1.7 million for the years ended December 31, 1999, December 30, 2000 and December 29, 2001, respectively.

The following table indicates the significant elements contributing to the difference between the U.S. federal statutory tax rate and the effective tax rate:

	1999	2000	2001
Percentage of earnings before taxes:			
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	3.2%	2.0%	2.5%
Other	0.1%	0.0%	0.0%
Effective rate	38.3%	37.0%	37.5%

Presented below are the significant elements of the net deferred tax balance sheet accounts at December 30, 2000 and December 29, 2001:

	(In Thousands)	
	2000	2001
Deferred tax asset:		
Receivables	$ 1,056	$ 1,215
Finished goods inventories	647	51
Investments	-	757
Deferred compensation	671	517
State taxes	549	289
Accrued expenses	415	611
Total deferred tax assets	3,338	3,440
Deferred tax liabilities:		
Fixed assets	(210)	(1,545)
Intangibles	(187)	(452)
Total deferred tax liabilities	(397)	(1,997)
Total net deferred income taxes	2,941	1,443
Less current deferred tax assets	(2,668)	(2,165)
Non current deferred income taxes	$ 273	$ (722)

Note 8—Profit Sharing Plan

All employees are generally eligible to participate in the Profit Sharing Plan as of the first January 1, April 1, July 1 or October 1 after having completed at least three months of service (as defined in the Profit Sharing Plan) and having reached age 18 ("Participant"). Participants are generally eligible to receive an annual contribution from the Company after having completed at least one year of service (as defined in the Profit Sharing Plan) and having reached age 18. The annual contribution of the Company to the Profit Sharing Plan is at the discretion of the Board of Directors of the Company and has historically been 6.5% to 8.0% of the Participant's compensation for the year. The employer contribution for a year is allocated among the Participants employed on the last day of the year in proportion to their relative compensation *for the year. The contributions to the Profit Sharing* Plan which are included as expense in the statement of earnings for 1999, 2000 and 2001 were $350,000, $653,000 and $1.0 million, respectively.

Subject to limitations imposed by the Internal Revenue Code of 1986, as amended, a Participant may have a percentage of his or her compensation withheld from pay and contributed to the Profit Sharing Plan and make "rollover" contributions to the Profit Sharing Plan of qualifying distributions from other employers' qualified plans.

A Participant's interest in amounts withheld from his or her pay and contributed to the Profit Sharing Plan or in rollover contributions and in the earnings on those amounts are fully vested at all times.
A Participant's interest in employer contributions made on his or her behalf and the earnings on those contributions become 20% vested after one year of service and an additional 20% vested during each of the next four years. A Participant's interest in employer contributions made on his or

her behalf and the earnings on those contributions also become fully vested when the employee retires at age 65 or older, dies or becomes totally disabled.

All contributions to the Profit Sharing Plan are paid in cash to a bank, as trustee, and are invested by the trustee until distributed to Participants or their beneficiaries. Participants are permitted to direct the trustee as to the investment of their accounts by choosing among several investment funds that are offered. A Participant may also elect to invest in the Company's Class B Common Stock. Participants may elect to invest in one fund or a combination of the available funds according to their investment goals. If a Participant does not make an investment election, his or her Profit Sharing Plan accounts will be invested in a fund designated by the Company.

Except in certain cases of financial hardship, a Participant (or his or her beneficiary) receives his or her interest in the Profit Sharing Plan only at death, retirement or termination of employment.

Note 9—Capital Stock

The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock and holders of Class B Common Stock are entitled to one vote per share on such matters. The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of BWI; or (ii) family members of the holder of Class A Common Stock, or trusts for the benefit of or entities controlled by the holder of Class A Common Stock or family members of the holder.

Shares of restricted stock as to which restrictions have not lapsed are not transferable other than pursuant to the laws of descent and distribution.

On June 15, 1999, the Company consummated a secondary public offering of 5,200,000 shares of Class B Common Stock. An additional 780,000 shares of Class B Common Stock were sold on July 7, 1999 pursuant to the exercise of the underwriters' overallotment option. All shares were issued at a price of $17.00 per share. Net proceeds to the Company, after deducting underwriting discounts and commissions and other expenses of the offering, was $96.1 million.

On August 24, 1999, the Board of Directors approved the purchase of up to 4,000,000 shares of the Company's outstanding shares of Class B Common Stock. This purchase was approved through August 23, 2000. In 1999, 2,609,716 shares were purchased at an average price of $11.62 and were included in treasury stock. The Company purchased the treasury stock because management felt the market undervalued the stock. In 2000, the Company did not purchase shares under this plan.

On July 19, 2001, the Board of Directors approved the purchase of up to 3,000,000 shares of the Company's outstanding shares of Class B Common Stock. This purchase was approved through July 18, 2002. In 2001, 153,500 shares were purchased at an average price of $23.93 and were included in treasury stock. The Company purchased the treasury stock because management felt the market undervalued the stock.

On April 7, 1999, the Company announced that the Board of Directors authorized a 3-for-2 stock split of the Company's Common Stock to be effected as a stock dividend to all shareholders of record at the close of business on April 20, 1999, the Record Date. Shareholders on the Record Date received a stock dividend of one share for each two shares held. The stock dividend was paid on

May 4, 1999. Holders of the Class A Common Stock received Class A shares in the split and holders of Class B Common Stock received Class B shares. Cash was paid in lieu of fractional shares. The amounts presented herein give effect to the stock split as if it had occurred at the beginning of all periods presented.

On October 19, 2000, the Company announced that the Board of Directors authorized a 2-for-1 stock split of the Company's Common Stock to be effected as a stock dividend to all shareholders of record at the close of business on November 8, 2000, the Record Date. Shareholders on the Record Date received a stock dividend of one share for each one share held. The stock dividend was paid on November 22, 2000. Holders of the Class A Common Stock received Class A shares in the split and holders of Class B Common Stock received Class B shares. The amounts presented herein give effect to the stock split as if it had occurred at the beginning of all periods presented.

Note 10—Stock Option Plans

On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, adopted the 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan"). Under the 1997 Stock Option Plan, the Company may award stock options and shares of restricted stock to officers, key employees and consultants of the Company. The aggregate number of shares of Class B Common Stock that may be awarded under the 1997 Stock Option Plan is 6,400,000, subject to adjustment in certain events. No individual participant may receive awards for more than 300,000 shares in any calendar year. Under the 1997 Stock Option Plan, awards of restricted shares may be made, in which case the grantee would be granted shares of Class B Common Stock, subject to any determined forfeiture or transfer restrictions.

The Compensation Committee of the Board of Directors administers the 1997 Stock Option Plan and has the authority to select those officers and key employees to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules, and to specify all other terms of the awards. With respect to stock options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, the option price must be at least 100% (or, in the case of a holder of more than 10% of the total combined voting power of the Company's stock, 110%) of the fair market value of a share of Class B Common Stock on the date of the grant of the stock option. The Compensation Committee will establish the exercise price of options that do not qualify as incentive stock options ("non-qualified stock options"). No options may be exercised more than 10 years from the date of grant, or for such shorter period as the Compensation Committee may determine at the date of grant. Awards of options are not transferable other than pursuant to the laws of descent and distribution.

On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, approved the adoption of the Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 75,000 shares of the Company's Class B Common Stock, subject to adjustment in certain events. Pursuant to the Directors Plan, each non-employee director will be automatically granted an option to purchase 3,000 shares of Class B Common Stock on June 1 of each year beginning June 1, 1998. The option exercise price per share will be the fair market value of one share of Class B Common Stock on the date of grant. Each option becomes exercisable six months following the date of grant and expires 10 years following the date of grant.

On September 15, 1998, the Board of Directors of the Company approved the adoption of the Broad Based Stock Option Plan (the "Broad Based Plan"). The Broad Based Plan reserves for issuance 1,837,323 shares of the Company's Class B Common Stock, subject to adjustment in certain events. The number of shares which may be granted under the Broad Based Plan during any calendar year shall not exceed 50,000 shares to any one person. The Compensation Committee of the Board of Directors administers the Broad Based Plan and establishes vesting schedules. Each option expires 10 years following the date of grant.

In accordance with the provision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its stock option plans, and accordingly, generally does not recognize compensation expense related to options granted to employees. If the Company had elected to recognize compensation expense based on the fair value of the options at the grant date as prescribed by SFAS No. 123, pro forma net income and earnings would have been:

	Year ended		
	December 31, 1999	December 30, 2000	December 29, 2001
	(In Thousands, Except Share Data)		
Net earnings - as reported	$ 20,694	$28,079	$27,720
Pro forma impact of			
Company option grants	(4,049)	(5,531)	(11,580)
Pro forma net earnings	$ 16,645	$22,548	$16,140
Pro forma earnings per share:			
Basic	$0.41	$0.53	$0.37
Diluted	$0.40	$0.52	$0.36

The fair values of the Company's 1999, 2000 and 2001 option grants were estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	1999	2000	2001
Risk free interest rate	5.67%	5.80%	3.64%
Expected dividend yield	.00%	.00%	.00%
Expected life of options	4.87	4.23	2.50
Volatility of stock price	57.09%	63.13%	79.02%
Weighted average fair value of options	$16.80	$14.22	$15.37

Changes in stock options under all of the Company's plans are shown below:

	Number of shares	Weighted average price per share
Options outstanding at December 31, 1998 (0 shares exercisable)	3,096,248	$ 5.53
Forfeited during 1999	(153,980)	$ 9.76
Granted during 1999	1,967,170	$ 15.44
Exercised during 1999	(261,120)	$ 4.86
Options outstanding at December 31, 1999 (640,986 shares exercisable)	4,648,318	$ 9.62
Forfeited during 2000	(141,380)	$ 17.77
Granted during 2000	2,055,740	$ 26.39
Exercised during 2000	(1,692,978)	$ 6.68
Options outstanding at December 30, 2000 (460,210 shares exercisable)	4,869,700	$ 17.52
Forfeited during 2001	(282,952)	$ 25.99
Granted during 2001	1,472,260	$ 31.22
Exercised during 2001	(903,776)	$ 9.32
Options outstanding at December 29, 2001 (756,435 shares exercisable)	5,155,232	$ 22.40
Available for grant at December 29, 2001	1,279,000	

Additional information regarding the Company's options outstanding at December 29, 2001 is shown below:

Range of Exercise Prices	Number Outstanding At December 29, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 4.63 to $ 6.67	688,962	6.30 Years	$ 5.68
$ 12.79 to $17.99	1,302,193	7.42 Years	$15.49
$ 21.88 to $27.66	1,805,777	8.74 Years	$26.93
$ 30.15 to $38.38	1,358,300	9.58 Years	$31.48

Note 11—Commitments

The Company leases warehouse and office space under noncancelable operating leases expiring at various dates through 2006, with options to renew for various periods. Minimum commitments under leases aggregate $1.5 million for 2002, $1.5 million for 2003, $1.2 million for 2004, $467,000 for 2005 and $71,000 for 2006.

The consolidated rent expense for 1999, 2000 and 2001 was $674,000, $874,000 and $1.3 million, respectively, of which approximately $370,000 in 1999, $135,000 in 2000 and $79,000 in 2001 pertained to leases with terms of one year or less.

Note 12—Major Customers and Other Concentrations

The Company services customers in all 50 states. During 1999, 2000 and 2001 the Company had one customer which accounted for 10%, 7% and 0%, respectively, of the Company's net sales. During 1999, 2000 and 2001 the Company also had one third party payor which accounted for 6%, 11% and 13%, respectively, of the Company's net sales. The Company sells goods and services to its customers on various payment terms which entail accounts receivable exposure. Although the Company monitors closely the creditworthiness of its customers, there can be no assurance that the Company will not incur a write-off or write down of a significant account in the future.

Product provided by one of the Company's largest vendors accounted for approximately 21%, 21% and 13% of net sales in 1999, 2000 and 2001, respectively. In addition, the sale of one product supplied by this vendor accounted for approximately 18%, 15% and 7% of net sales in 1999, 2000 and 2001, respectively. This product is available from only one manufacturer, with which the Company must maintain a good working relationship. The Company is a party in a lawsuit involving this vendor. See Note 13—Legal Proceedings. The Company has another vendor whose products accounted for approximately 11%, 13% and 15% of net sales in 1999, 2000 and 2001, respectively. The Company has another vendor whose one product accounted for approximately 12%, 18% and 17% of net sales in 1999, 2000 and 2001, respectively.

Note 13—Legal Proceedings

IV-1, Inc. ("IV-1") and IV-One Services, Inc. ("IV-One Services") have been named as defendants in a second amended counterclaim filed by Amgen, Inc. ("Amgen") on May 14, 1996, in the Circuit Court of the Eighteenth Judicial District of Seminole County, Florida. Amgen has asserted that these entities tortiously interfered with a license agreement (the "License Agreement") between Amgen and Ortho Pharmaceutical Corporation ("Ortho"). Pursuant to this agreement, Amgen licensed Ortho to sell EPO for use in the treatment of non-dialysis patients, while Amgen reserved the exclusive right to sell EPO for use in the treatment of dialysis patients. Amgen has asserted that, prior to the purchase of IV-1 and IV-One Services by the Company, these entities induced Ortho to sell EPO to them for resale in the dialysis market in contravention of the License Agreement. Amgen has also alleged that IV-1 and IV-One Services were involved in a civil conspiracy to circumvent the terms of the License Agreement to allow the resale of EPO to the dialysis market. Furthermore, Amgen has asserted unfair competition claims against IV-1, including that IV-1 manufactured and distributed unapproved prefilled syringes of EPO and another product manufactured by Amgen in container systems unapproved by Amgen. Amgen did not specify a time frame for the acts complained of in the civil conspiracy and unfair competition allegations. In each count, Amgen has demanded an unspecified amount of compensatory damages, including costs and interest.

The Company believes that the sellers of IV-1, IV-One Services and Charise Charles, Ltd., Inc. ("Charise Charles") are contractually obligated to provide legal defense and to indemnify the Company for losses and liabilities with respect to this litigation, to the extent that the alleged acts occurred prior to the purchase of such entities by the Company. To date, the sellers have provided the legal defense for IV-1 and IV-One Services in the litigation. Indemnification from the sellers of IV-1 and IV-One Services is limited to no more than $1.5 million and indemnification from the sellers of Charise Charles is limited to no more than $2.0 million. The Company does not expect the Amgen litigation to be material to the Company's results of operations, financial condition or cash flows; however, no assurance can be given that this litigation will not have a material adverse effect on the Company's business, financial condition and results of operations. As of December 29, 2001, approximately $161,000 of charges have been incurred on behalf of the sellers for claims for indemnification. In addition, Amgen is the Company's largest supplier. Consequently, this litigation presents the risk of adversely affecting the Company's business relationship with Amgen, which could have a material adverse effect on the Company. See Note 12—Major Customers and Other Concentrations.

The Company is also subject to ordinary and routine litigation incidental to its business, none of which is expected to be material to the Company's results of operations, financial condition, or cash flows.

Note 14—Selected Quarterly Financial Data (Unaudited)

(000's omitted, except share data)	2000 Quarter Ended			
	April 1	July 1	September 30	December 30
Net sales	$ 136,553	$ 146,186	$ 147,725	$ 154,193
Gross profit	16,892	17,181	17,397	18,827
Net earnings	6,761	7,097	7,654	6,567
Earnings per share:				
Basic	$ 0.16	$ 0.17	$ 0.18	$ 0.15
Diluted	$ 0.16	$ 0.17	$ 0.18	$ 0.15
Weighted average shares outstanding:				
Basic	41,430,432	42,051,068	42,762,098	42,784,807
Diluted	42,330,276	42,932,150	43,677,006	43,457,432

(000's omitted, except share data)	2001 Quarter Ended			
	March 31	June 30	September 29	December 29
Net sales	$ 168,346	$ 200,578	$ 209,724	$ 226,472
Gross profit	21,610	21,966	23,182	25,391
Net earnings	8,733	3,067	7,704	8,216
Earnings per share:				
Basic	$ 0.20	$ 0.07	$ 0.18	$ 0.19
Diluted	$ 0.20	$ 0.07	$ 0.17	$ 0.19
Weighted average shares outstanding:				
Basic	43,179,651	43,666,335	43,695,832	43,628,251
Diluted	44,598,467	45,050,207	44,307,367	44,266,299

During the fourth quarter of 2000, the Company recorded a charge of approximately $3.5 million predominantly related to the write-off of certain receivables that were determined to be uncollectible in the fourth quarter. Also, during the fourth quarter of 2000, the Company reduced its provision for income taxes by approximately $450,000 due to implementing selected tax planning strategies.

During the second quarter of 2001, the Company recorded a charge of approximately $6.3 million predominantly related to the write-off of certain receivables that were determined to be uncollectible in the second quarter and the write-off of an investment in an internet content management company.

Note 15—Subsequent Event

On March 11, 2002, the Company completed an acquisition of the majority of the operating assets of Hemophilia of the Sunshine State ("HOSS"), the leading provider of hemophilia products and services in the State of Florida. HOSS had revenues of approximately $30 million for the year ended December 2001.

PRIORITY HEALTHCARE CORPORATION QUARTERLY STOCK PRICES

Market Prices. The Company's Class B Common Stock trades on The Nasdaq Stock Market ("Nasdaq") under the symbol PHCC. On November 22, 2000, a 2-for-1 stock split of the Company's Common Stock was effected in the form of a stock dividend to shareholders of record at the close of business on November 8, 2000. The prices set forth below, adjusted to reflect retroactively the November 2000 stock split, reflect the high and low sales prices for the Company's Class B Common Stock as reported by Nasdaq for the years ended December 30, 2000 and December 29, 2001. As of March 4, 2002, there were 84 holders of record of the Company's Class B Common Stock.

	High	Low
2000:		
First Quarter	$ 33.75	$ 12.22
Second Quarter	37.69	18.00
Third Quarter	38.50	25.00
Fourth Quarter	41.75	22.64
2001:		
First Quarter	44.50	29.38
Second Quarter	40.83	26.93
Third Quarter	28.00	17.31
Fourth Quarter	35.96	23.77

The Company's Class A Common Stock is not listed for trading. However, because the Class A Common Stock is automatically converted into Class B Common Stock upon transfer (except in limited circumstances), the Class A Common Stock is freely tradable except by affiliates of the Company. As of March 4, 2002, there were 618 holders of record of the Company's Class A Common Stock.

Dividends. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, but rather intends to use future earnings principally to support operations and to finance expansion and possible acquisitions. The payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend on a number of factors, including the Company's financial condition, capital requirements, future business prospects, the terms of any documents governing indebtedness of the Company, and such other factors as the Board of Directors of the Company may deem relevant. Subject to the terms of any preferred stock created by the Company's Board of Directors, each outstanding share of Common Stock will be entitled equally to such dividends as may be declared from time to time by the Board of Directors.

(000's omitted, except share data)	Year Ended Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 30, 2000	Dec. 29, 2001
Statement of Earnings Data:					
Net sales	$ 230,982	$ 275,626	$ 427,887	$ 584,657	$ 805,120
Cost of products sold	207,755	244,485	375,263	514,360	712,971
Gross profit	23,227	31,141	52,624	70,297	92,149
Selling, general and administrative expense	10,620	13,989	21,228	31,313	48,349
Depreciation and amortization	1,161	1,234	1,290	1,335	3,400
Earnings from operations	11,446	15,918	30,106	37,649	40,400
Stock option expense	350	–	–	–	–
Impairment of investment	–	–	–	–	2,019
Interest expense (income), net	887	(916)	(3,432)	(6,920)	(5,972)
Earnings before income taxes	10,209	16,834	33,538	44,569	44,353
Provision for income taxes	4,058	6,691	12,844	16,490	16,633
Net earnings	$ 6,151	$ 10,143	$ 20,694	$ 28,079	$ 27,720
Earning per share:					
Basic	$ .19	$ .27	$ .51	$ .66	$ .64
Diluted	$ .19	$ .27	$ .50	$ .65	$ .62
Weighted average shares outstanding:					
Basic	31,868,822	37,545,948	40,503,406	42,254,841	43,542,518
Diluted	31,879,766	37,708,082	41,535,642	43,096,956	44,555,586
Balance Sheet Data:					
Working capital	$ 57,488	$ 61,875	$ 145,770	$ 194,724	$ 188,680
Receivable from BWI	5,290	16,517	–	–	–
Total assets	91,728	107,519	217,704	297,101	396,016
Long-term obligations	272	–	–	–	–
Note payable to BWI	6,000	–	–	–	–
Total liabilities	31,845	37,478	59,097	86,498	141,676
Shareholders' equity	59,883	70,041	158,607	210,603	254,340

Board of Directors

William E. Bindley
Chairman of the Board,
Priority Healthcare Corporation
Consultant
Indianapolis, Indiana
Age: 61 Elected: 1994

Robert L. Myers
Vice Chairman
Priority Healthcare Corporation
Lake Mary, Florida
Age: 56 Elected: 1997

Steven D. Cosler
President and Chief Executive Officer
Priority Healthcare Corporation
Lake Mary, Florida
Age: 46 Elected: 2000

Michael D. McCormick
Consultant
Indianapolis, Indiana
Age: 54 Elected: 1994

Donald J. Perfetto
Executive Vice President
and Chief Operating Office
Priority Healthcare Corporation
Lake Mary, Florida
Age: 55 Elected: 1999

Thomas J. Salentine
Consultant
Indianapolis, Indiana
Age: 62 Elected: 1994

Richard W. Roberson
President,
Sand Dollar Partners, Inc.
Clearwater, Florida
Age: 55 Elected: 1997

Officers

William E. Bindley
Chairman of the Board
Priority Healthcare Corporation
Age: 61
Years of experience in the industry: 34

Robert L. Myers
Vice Chairman
Priority Healthcare Corporation
Age: 56
Years of experience in the industry: 31

Steven D. Cosler
President and Chief Executive Officer
Priority Healthcare Corporation
Age: 46
Years of experience in the industry: 10

Donald J. Perfetto
Executive Vice President
and Chief Operating Office
Priority Healthcare Corporation
Age: 55
Years of experience in the industry: 23

Guy F. Bryant
Executive Vice President and
Chief Marketing Officer
Priority Healthcare Corporation
Age: 43
Years of experience in the industry: 21

Rebecca M. Shanahan
Executive Vice President of Administration
and General Counsel and Secretary
Priority Healthcare Corporation
Age: 48
Years of experience in the industry: 15

Stephen M. Saft
Chief Financial Officer and Treasurer
Priority Healthcare Corporation
Age: 31
Years of experience in the industry: 7

William M. Woodard
Vice President, Strategic Alliances
Priority Healthcare Corporation
Age: 43
Years of experience in the industry: 19

Melissa E. McIntyre
Vice President,
Strategic Program Development
Priority Healthcare Corporation
Age: 41
Years of experience in the industry: 21

Barbara J. Luttrell
Vice President, Administration
and Assistant Secretary
Priority Healthcare Corporation
Age: 61
Years of experience in the industry: 20

Annual Meeting:
The Company will hold its Annual
Meeting of Shareholders at 11:00 AM
on May 20, 2002, at the SunTrust Bank,
Park Building, 3rd Floor, Sun Room,
200 S. Orange Ave., Orlando, Florida 32801

Common Stock Data:
The common stock of the Company is traded on
The Nasdaq Stock Market under the symbol
PHCC. The number of shareholders of record as
of March 4, 2002 was 702. The total number of
beneficial owners was approximately 9,800.

Form 10-K:
A copy of the Company's Annual Report on
Form 10-K (including financial statements but
without exhibits) filed with the Securities and
Exchange Commission may be obtained,
without charge, from:
Stephen M. Saft
Chief Financial Officer and Treasurer,
Priority Healthcare Corporation
250 Technology Park, Suite 124
Lake Mary, Florida 32746
407-804-6700

Stock Transfer Agent and Registrar:
Computershare Services
Islander One
7550 Lucerne Drive, Suite 103
Cleveland, Ohio 44130-6503

Independent Accountants:
PricewaterhouseCoopers LLP
Orlando, Florida

Legal Counsel:
Baker & Daniels
Indianapolis, Indiana

Corporate Offices:
250 Technology Park, Suite 124
Lake Mary, Florida 32746
Telephone: 407-804-6700
www.priorityhealthcare.com

PRIORITY
HEALTHCARE CORPORATION

250 Technology Park, Suite 124, Lake Mary, Florida 32746
Telephone: (407) 804-6700 Fax: (407) 804-8043
www.priorityhealthcare.com